

August 27, 2013

<u>Via E-mail</u>
Ethelinda Corpuz
President & Chief Executive Officer
ShopEye, Inc.
108 Flying Mist Isle
Foster City, CA 94404

   Re: **ShopEye, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed August 19, 2013
     File No. 333-189481

Dear Ms. Corpuz:

   Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the Form S-1. Specifically, because Lake & Associates, CPA's LLC is no longer registered with the Public Company Accounting Oversight Board, your registration statement does not contain a valid audit report.

   We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

   If you have any questions regarding this letter, please contact me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

         Sincerely,

         /s/ Matthew Crispino

         Matthew Crispino
         Staff Attorney